

March 21, 2014

<u>Via E-mail</u>
Arthur Roy
President and Chief Executive Officer
Liberty Energy Corp.
2425 Fountain View Drive, Suite 300
Houston, Texas 77057

> **Re:** **Liberty Energy Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 5, 2014**
> **File No. 0-54596**

Dear Mr. Roy:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the information statement to furnish the information required by Item 202 of Regulation S-K with respect to the preferred stock and state whether you have any specific plans, proposals or arrangements to issue any of the shares as preferred stock. Further, if the increase in authorized stock has potential anti-takeover implications, inform holders that management might use the additional preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Refer to SEC Release 34-15230.

2.   To the extent you have no current plans for the issuance of preferred stock, please include an affirmative statement to this effect. See Item 11 of Schedule 14Aand Item 1 of Schedule 14C.

3.   You state that the information statement is being provided to notify your shareholders as of April 30, 20<u>12</u>. However, we note your disclosure that you expect to mail the information statement on or about March 17, 2014. Please advise or revise.

<u>Beneficial Ownership</u>

4.   Indicate the natural person having beneficial ownership – voting or investment power – of the shares held by Langold Enterprises Limited. See Rule 13d-3 under the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director